Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Aquila Three
Peaks High Income Fund (the "Fund") was held on
July 15, 2008.  The holders of shares representing
63% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

Trustee			For	Withheld

John M. Burlingame		$22,244,053	$93,857
Diana P. Herrmann		$22,145,410     $192,500
Theodore T. Mason		$22,244,052	$93,857
Glenn O'Flaherty		$22,244,052	$93,857
Russell K. Okata		$22,244,052	$93,857
John J. Partridge		$22,244,052	$93,857


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

	For		Against		Abstain

	$22,163,113		$22,920		$151,879